Exhibit 2

October 30, 2015

Independent Members of the Board of Directors

Westmoreland Coal Company

9540 South Maroon Circle, Suite 200

Englewood, CO 80112

Dear Independent Members of the Board of Directors:

We are writing on behalf of Venor Capital Management LP, the investment adviser to certain private investment funds and privately managed accounts (collectively, “Venor”) that, in aggregate, own 1,136,369 shares of Westmoreland Coal Company (“Westmoreland” or the “Company”). As the holder of 6.3% of the Company’s outstanding shares, Venor is one of your largest shareholders.

Westmoreland is an extremely unique company within the coal industry. The Company’s business model involves low cost mine-mouth and/or geographically protected assets that deliver coal on mostly cost-plus or cost-protected contracts. As a result of this, the Company has disclosed that it can deliver coal on average to its power plant customers at $1.50 per mmbtu, allowing customers to operate even in extremely low natural gas environments like today. The Company has an average contract length of 10 years, is bonded with cash collateral, and is not reliant on railroads for coal transportation. Leverage is also manageable in the business. Furthermore, the Company is exposed to much less commodity risk than its peers. All of these factors contribute to Westmoreland’s strong, recurring free cash flow profile, which is very rare in the coal and broader metals/mining industries.

Given the recurring nature of Westmoreland’s cash flows, we feel it is an appropriate valuation metric. Our 2016E Base, Adjusted 2016E Base, and Adjusted 2016E Base + San Juan cash flow valuations are shown below. At the current trading price, free cash flow yields are 32%, 48%, and 60%, respectively. Note that valuation is calculated on a consolidated basis, adjusting for the cash flows due to the minority interest MLP unit holders.

	FCF per Share	Price at 10/28/2015	Trading Px Implied Yield	Valuation FCF Yield	Share Price	% Upside
2016E Base[1]	$2.29	$7.21	32%	15%	$15.29	112.0%
PV ROVA Adjustment[2]	$0.29			15%	$1.96
PV Coal Valley Adjustment[3]	$0.87			15%	$5.81

Adjusted 2016E	$3.46		48%		$23.06	219.8%
San Juan (normalized)[4]	$0.83			15%	$5.57

Adjusted 2016E + San Juan	$4.29		60%		$28.62	297.0%

[1]	2016 base case excludes full year of Beulah tons
[2]	Estimated free cash flow impact of ROVA discounted back two years from 2018 year end to 2016
[3]	Estimated free cash flow impact of Coal Valley discounted back one year from 2017 to 2016
[4]	Estimated free cash flow impact of San Juan on normalized basis, excludes elevated upfront years

When viewed on an EV/EBITDA basis, valuations are given below. Again, valuations are presented on 2016E Base, Adjusted 2016E, and Adjusted 2016E + San Juan cases below. Valuations are calculated on a consolidated basis, with traditional adjustments for the minority interest MLP unit holders.

7 Times Square, Suite 4303 New York, New York 10036

Phone (212) 703 2100 | Fax (212) 703 2111

www.venorcapital.com

Independent Members of the Board of Directors of Westmoreland Coal Company

October 30, 2015

	EBITDA	Multiple	Share Price	Price at 10/28/2015	% Upside
2016E Base[1]	$227.2	6.0x	$18.93	$7.21	162.5%
ROVA Adjustment	$0		$0
Coal Valley Adjustment[2]	$15.1		$5.05

Adjusted 2016E	$242.3		$23.98		232.6%
San Juan (normalized)[3]	$29.7		$2.96

Adjusted 2016E + San Juan	$272.0		$26.94		273.7%

[1]	2016 base case excludes full year of Beulah tons
[2]	Estimated EBITDA impact of Coal Valley discounted back one year from 2017 year end to 2016
[3]	Estimated EBITDA of San Juan on a normalized basis, excludes elevated upfront years, inclusive of estimated San Juan debt

It is clear in both cases that there is significant upside in the Company’s stock relative to current trading prices. We feel these valuations are conservative as they do not account for future reductions in debt or share count from internally generated cash flows. Additionally, contract mining deals won by the Company could also drive further value.

Despite our belief in Westmoreland, we strongly feel that changes need to be made because the current strategy clearly is not working, as reflected by current trading levels. Specifically, the Company’s stock price as of October 28, 2015 was down 78.3% from the December 31, 2014 closing price. We find this to be a completely unacceptable result given the Company’s differentiated business model and the future cash flow prospects. Despite these competitive advantages, equity performance has been no different than its peer group, many of which face extreme challenges. We also understand that Westmoreland stock represents a material portion of many of the Company’s employees’ net worth, so the suggestions outlined below will also be of great benefit to them.

	Share Price at 12/31/2014	Share Price at 10/28/2015	% Change
Alliance Resource Partners*	$43.05	$20.84	(51.6%)
Alpha Natural Resources Inc.	$1.67	$0.02	(98.7%)
Arch Coal Inc.*	$17.80	$1.51	(91.5%)
Cloud Peak Energy Inc.*	$9.18	$3.00	(67.3%)
Consol Energy Inc.	$33.81	$7.07	(79.1%)
Foresight Energy LP*	$16.87	$6.88	(59.2%)
Peabody Energy Corp.*	$116.10	$17.38	(85.0%)
Rhino Resource Partners LP*	$2.25	$0.85	(62.2%)
Westmoreland Coal Company	$33.21	$7.21	(78.3%)

The “*” indicates companies that are considered the “current peer group index” as of the Company’s 2014 10-K.

We have spoken to many prospective investors in the Company who agree that the Company’s stock is very attractive. Yet, such investors have chosen not to invest. In fact, many of them wholly agree with our estimates above. Their primary concerns can be tied to apprehension over management’s communications with investors and the resulting loss of its credibility, as well as the Company’s capital allocation strategy. We share their concerns and attempt to address each of them below. The good news, we believe, is that there is a clear path to address these issues and, if followed, the Company’s inherent value should once again be reflected in its stock price.

Independent Members of the Board of Directors of Westmoreland Coal Company

October 30, 2015

Communication and Credibility Concern

We think management has done an admirable job of operating the Company in particularly trying times for the coal industry and has, in turn, created an enterprise that should be very valuable despite the macro backdrop. Yet, poor communication by Westmoreland has damaged its credibility. For instance, on the Q2 2015 conference call management provided conflicting statements regarding how the equity is undervalued but then talked about issuing stock for San Juan (although later clarified). There was also confusing commentary regarding share buybacks. The stock finished down 16.8% on a day when normal market indices were down 1% and the coal comparables referenced above were down on average 2.6% (median down 1.6%).

On the Q3 2015 conference calls, investors felt misled regarding the earnings miss caused by an outage at the Conesville plant, especially after comments made at conferences in August and September. Westmoreland attended two conferences in late Q3 2015: (i) the BB&T Capital Markets conference on August 11-12 and (ii) the Imperial Capital conference on September 17. Through conversations with market participants (and based on our own attendance at the Imperial Capital conference), it seems as if investors were blindsided by the severe guidance reductions. We feel an indication of both timing and severity of the EBITDA impact would have been appropriate at these venues. Additionally, management did not adequately explain why it continues to have negative free cash flow. In 2015, there have been many significant one-time cash flow items that need to be clearly outlined in order to unmistakably understand the true operating performance of the business. We feel the Company has actually generated material positive free cash flow, excluding these items and despite the burns at Coal Valley and ROVA. The combination of these factors caused the stock to drop 30.4%. This was on a day when the normal market indices were up 1%, and the coal comparables mentioned above were down 2.5% on average (median down 2.9%). Perceptions of the credibility of the management team are clearly negatively impacting the enterprise value of the Company.

In sum, it seems at times that management views the Company as being privately held, rather than publicly held by shareholders with a right to transparency.

Communication and Credibility Solutions

Although the Board may believe that its current composition is adequate, we feel otherwise. In spite of the sharp contraction in the share price and repeated requests for courses of action, there has been no change. Therefore, we feel that new board members with additional expertise will help the Company regain credibility in the eyes of investors. It seems as if management and the Board are at odds with the shareholders, and this should not – and cannot – be the case. We feel that shareholders need a voice on the Board, and Venor hereby requests the right to designate two new members. We have a number of individuals in mind that we feel could provide valuable industry, capital markets, and communication expertise to the Company. We feel that this will be extremely complementary, and is not intended to be disruptive in this process.

In addition to adding Venor’s designees to the Board, we believe management and the Board should take the following additional steps to improve communication with investors and repair their credibility:

•	Have an annual analyst day in New York where management can clearly lay out the investment proposition. The first of these should occur in the next 30 to 45 days;

Independent Members of the Board of Directors of Westmoreland Coal Company

October 30, 2015

•	After the closing of the San Juan transaction, release 2016 EBITDA and free cash flow guidance. In addition, announce a capital allocation strategy associated with the free cash flow. We would like the Company to outline the amount of cash it will commit to both debt reduction and share repurchases. We would expect a material share repurchase to be considered for this;

•	Show a reconciliation of 2015 cash flows that reveals what the true cash flow generation for the business is, excluding one-time events such as non-recurring working capital builds and acquisition items. We believe the underlying core year-to-date free cash flow is significantly positive excluding these items;

•	Issue press releases for material updates concerning when the Conesville plant outage is rectified so that investors are better able to assess the impact on their 2015 estimates; and

•	Hire an experienced investor relations professional who can quickly deal with investor queries and consistently reiterate the investment thesis for the Company. Management’s valuable time should be spent creating value for shareholders.

Capital Allocation Concern

Another concern is the Company’s capital allocation strategy. We feel the Company should immediately stop all M&A-related activities – with the exception of closing the San Juan deal and pursuing contract mining opportunities. We feel contract mining opportunities are low risk, require extremely small upfront capital, and provide a stable cash flow stream. Given the dramatic increase in the Company’s cost of capital and real execution risk, the appropriate venue for capital allocation must be a shrinking of the balance sheet. Current and prospective investors will applaud a capital return story, as it would finally link the valuation of the Company with its cash flow profile. It is notable that the management team clearly emphasizes the free cash flow generating capacity of the business, yet so far has seemed reluctant to return that cash to shareholders.

Capital Allocation Solutions

We understand and appreciate that there are limitations on how much stock the Company can currently buy back due to restrictions in its debt agreements, specifically the revolving credit facility. Upon resolving these restrictions, we feel that the Company could immediately authorize and execute at least a $10 million buyback program and still be compliant with the terms of the other agreements. Given the current share price, a $10 million share buyback would be significant considering such a buyback would represent 7.7% of the market capitalization of the Company at the closing share price on October 28, 2015. Frankly, we are puzzled as to why the Company has not already instituted a share buyback program given repeated advice from shareholders to do so. We feel the cost of amending the revolving credit facilities will be de minimis relative to the value it will create for shareholders.

We note commentary on the previous investor call that seemed to indicate management will be looking to allocate capital back to stakeholders, but indicated such actions would be directed at retiring outstanding debt. Although we appreciate the commentary, we strongly encourage an allocation of capital to share buybacks. We feel that the accretion to free cash flow per share and equity valuation is conservatively 3x that of buying back debt, considering the trading levels of both securities. The math is simple: if we are correct in our view of the long-term cash generation of the business, then capital is much better allocated to a security that earns a 30% free cash flow yield (and growing in future years) versus a fixed income security whose yield to maturity is 13.6%. We appreciate the differing risk spectrums of both securities, but the incremental one turn of EBITDA the Company would pay is more than compensated for by the return (when comparing the market value creations of both securities). The market is handing Westmoreland a once in a lifetime opportunity to buy its stock at very depressed levels, and we believe the Company should be doing all it can to seize this opportunity.

Independent Members of the Board of Directors of Westmoreland Coal Company

October 30, 2015

Furthermore, if our projections on free cash flow are correct, the Company will have ample capacity to meaningfully buy back BOTH stock and debt. For the avoidance of doubt, we are supportive of Westmoreland using cash flow to reduce debt, but share buybacks must also be an integral part of the future capital allocation strategy of the Company.

If implemented, the solutions outlined in this letter will be very useful and are a solid starting point for the recovery of shareholder value. We are committed shareholders and, like other stakeholders, would like to see the Company succeed. We know we are not alone in our opinions, so we urge management and the Board to diligently and in good faith consider our recommendations. In that regard, we would appreciate a public and timely response setting forth actions that will be taken to address each of our suggestions above. In the meantime, we are available to meet with the independent directors to further expound and explore our concerns and ideas. Finally, we welcome other fellow shareholders to make their opinions known to management and the Board.

Very truly yours,

Venor Capital Management LP

Jeffrey A. Bersh	Michael J. Wartell
Co-Chief Investment Officer	Co-Chief Investment Officer